U.S. COMMERCIAL CORP., S.A. DE C.V.

RECEIVED

2004 MAY 13 A 9:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 6, 2004.

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04030040

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of March 31, 2004 and 2003 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

5/17

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

Quarter: 1 Year: 2004

RECEIVED
2004 MAY 13 A 9:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**17,145,010**	**100**	**16,026,292**	**100**
2	**CURRENT ASSETS**	**9,399,985**	**55**	**9,277,526**	**58**
3	CASH AND SHORT-TERM INVESTMENTS	1,151,089	7	2,178,144	14
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	235,260	1	233,127	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	63,712	0	142,666	1
6	INVENTORIES	7,264,411	42	6,141,393	38
7	OTHER CURRENT ASSETS	685,513	4	582,196	4
8	**LONG-TERM**	**13,385**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	13,385	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,498,855**	**15**	**2,211,260**	**14**
13	PROPERTY	1,368,670	8	1,012,500	6
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,309,469	19	2,986,947	19
16	ACCUMULATED DEPRECIATION	2,210,883	13	1,798,638	11
17	CONSTRUCTION IN PROGRESS	31,599	0	10,451	0
18	**DEFERRED ASSETS (NET)**	**5,185,816**	**30**	**4,450,913**	**28**
19	**OTHER ASSETS**	**46,969**	**0**	**86,593**	**1**
20	**TOTAL LIABILITIES**	**10,190,550**	**100**	**9,349,042**	**100**
21	**CURRENT LIABILITIES**	**5,924,413**	**58**	**5,638,457**	**61**
22	SUPPLIERS	3,005,675	29	3,382,374	36
23	BANK LOANS	413,680	4	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	184,922	2	278,089	3
26	OTHER CURRENT LIABILITIES	2,320,136	23	1,977,994	21
27	**LONG-TERM LIABILITIES**	**4,190,636**	**41**	**3,592,060**	**38**
28	BANK LOANS	3,994,448	39	3,360,157	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	196,188	2	231,903	2
31	**DEFERRED LOANS**	**75,501**	**1**	**109,672**	**1**
32	**OTHER LIABILITIES**	**0**	**0**	**8,853**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,954,460**	**100**	**6,677,250**	**100**
34	**MINORITY INTEREST**	0	0	**2,411,711**	36
35	**MAJORITY INTEREST**	**6,954,460**	**100**	**4,265,539**	**64**
36	**CONTRIBUTED CAPITAL**	**5,286,443**	**76**	**3,477,064**	**52**
37	PAID-IN CAPITAL STOCK (NOMINAL)	486,170	7	352,391	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,991,169	29	1,987,702	30
39	PREMIUM ON SALES OF SHARES	2,809,104	40	1,136,971	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,668,017**	**24**	**788,475**	**12**
42	RETAINED EARNINGS AND CAPITAL RESERVE	848,992	12	544,900	8
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	786,266	11	322,163	5
45	NET INCOME FOR THE YEAR	32,759	-	(78,588)	(1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,151,089**	**100**	**2,178,144**	**100**
46	CASH	790,940	69	552,834	25
47	SHORT-TERM INVESTMENTS	360,149	31	1,625,310	75
18	**DEFERRED ASSETS (NET)**	**5,185,816**	**100**	**4,450,913**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	5,179,193	100	4,450,913	100
50	DEFERRED TAXES	6,623	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**5,924,413**	**100**	**5,638,457**	**100**
52	FOREING CURRENCY LIABILITIES	5,739,443	97	5,360,368	95
53	MEXICAN PESOS LIABILITIES	184,970	3	278,089	5
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,320,136**	**100**	**1,977,994**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	34,890	2	41,420	2
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,285,246	98	1,936,574	98
27	**LONG-TERM LIABILITIES**	**4,190,636**	**100**	**3,592,060**	**100**
59	FOREING CURRENCY LIABILITIES	4,190,636	100	3,592,060	100
60	MEXICAN PESOS LIABILITIES	0	0	0	-
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**196,188**	**17**	**231,903**	**100**
63	OTHER LOANS WITH COST	196,188	100	231,903	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**75,501**	**100**	**109,672**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	-
67	OTHERS	75,501	100	109,672	100
32	**OTHER LIABILITIES**	**0**	**100**	**8,853**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	8,853	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**786,266**	**100**	**322,163**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	786,266	100	322,163	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,475,572	3,639,069
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	398	622
75	EMPLOYERS (*)	15,318	12,807
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	1,269,996,489	920,589,142
78	REPURCHASED SHARES (*)	117,334,941	81,244,634

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,851,094**	**100**	**11,041,594**	**100**
2	COST OF SALES	10,054,292	78	8,771,959	79
3	**GROSS INCOME**	**2,796,802**	**22**	**2,269,635**	**21**
4	OPERATING	2,830,964	22	2,232,895	20
5	***OPERATING INCOME***	***(34,162)***	***0***	***36,740***	***0***
6	TOTAL FINANCING COST	(77,335)	(1)	(89,764)	(1)
7	**INCOME AFTER FINANCING COST**	**43,173**	**0**	**126,504**	**1**
8	OTHER FINANCIAL OPERATIONS	16,172	0	147,836	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**27,001**	**0**	**-21,332**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(5,758)	0	8,977	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**32,759**	**0**	**-30,309**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**32,759**	**0**	**-30,309**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**32,759**	**0**	**-30,309**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**32,759**	**0**	**-30,309**	**0**
19	NET INCOME OF MINORITY INTEREST	0	0	48,279	0
20	**NET INCOME OF MAJORITY INTEREST**	**32,759**	**0**	**-78,588**	**(1)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,851,094**	**100**	**11,041,594**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	12,851,094	100	11,041,594	100
23	TRANSLATED IN TO DOLLARS (***)	1,152,151	9	989,922	9
6	**TOTAL FINANCING COST**	**(77,335)**	**100**	**(89,764)**	**100**
24	INTEREST PAID	52,042	67	56,590	63
25	EXCHANGE LOSSES	66	0	12,832	14
26	INTEREST EARNED	1,986	3	30,204	34
27	EXCHANGE PROFITS	91	0	42,857	48
28	GAIN DUE TO MONETARY POSITION	(127,366)	(165)	(86,125)	(96)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**16,172**	**100**	**147,836**	**100**
29	OTHER NET EXPENSES (INCOME) NET	2,247	14	18,133	12
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	13,925	86	129,703	88
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(5,758)**	**100**	**8,977**	**100**
32	INCOME TAX	787	14	15,788	176
33	DEFERED INCOME TAX	(6,545)	(114)	(6,811)	(76)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	12,851,095	11,041,595
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	44,841,378	43,347,858
39	OPERATION INCOME (**)	(147,053)	247,856
40	NET INCOME OF MAYORITY INTEREST (**)	597,476	(2,345,637)
41	NET CONSOLIDATED INCOME (**)	462,123	(4,585,483)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM OCTOBER THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,851,094**	**100**	**11,041,594**	**100**
2	COST OF SALES	10,054,292	78	8,771,959	79
3	**GROSS INCOME**	**2,796,802**	**22**	**2,269,635**	**21**
4	OPERATING	2,830,964	22	2,232,895	20
5	**OPERATING INCOME**	**(34,162)**	**0**	**36,740**	**0**
6	TOTAL FINANCING COST	(77,335)	(1)	(89,764)	(1)
7	**INCOME AFTER FINANCING COST**	**43,173**	**0**	**126,504**	**1**
8	OTHER FINANCIAL OPERATIONS	16,172	0	147,836	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**27,001**	**0**	**-21,332**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(5,758)	0	8,977	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**32,759**	**0**	**-30,309**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**32,759**	**0**	**-30,309**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	,0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**32,759**	**0**	**-30,309**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**32,759**	**0**	**-30,309**	**0**
19	NET INCOME OF MINORITY INTEREST	0	0	48,279	0
20	**NET INCOME OF MAJORITY INTEREST**	**32,759**	**0**	**-78,588**	**(1)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,851,094**	**100**	**11,041,594**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	12,851,094	100	11,041,594	100
23	TRANSLATED IN TO DOLLARS (***)	1,152,151	9	989,922	9
6	**TOTAL FINANCING COST**	**(77,335)**	**100**	**(89,764)**	**100**
24	INTEREST PAID	52,042	67	56,590	63
25	EXCHANGE LOSSES	66	0	12,832	14
26	INTEREST EARNED	1,986	3	30,204	34
27	EXCHANGE PROFITS	91	0	42,857	48
28	GAIN DUE TO MONETARY POSITION	(127,366)	(165)	(86,125)	(96)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**16,172**	**100**	**147,836**	**100**
29	OTHER NET EXPENSES (INCOME) NET	2,247	14	18,133	12
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	13,925	86	129,703	88
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(5,758)**	**100**	**8,977**	**100**
32	INCOME TAX	787	14	15,788	176
33	DEFERED INCOME TAX	(6,545)	(114)	(6,811)	(76)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**32,759**	**(30,309)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	140,975	121,669
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**173,734**	**91,360**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,215,973)	(763,897)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,042,239)**	**(672,537)**
6	CASH FLOW FROM EXTERNAL FINANCING	707,489	10,803
7	CASH FLOW FROM INTERNAL FINANCING	(47,364)	(26,742)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**660,125**	**(15,939)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(113,456)**	**(63,336)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(495,570)	(751,812)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,646,659	2,929,956
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,151,089	2,178,144

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**140,975**	**121,669**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	152,230	140,539
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(11,255)	(18,870)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,215,973)**	**(763,897)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(1,706)	22,240
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	570,360	(1,825)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	127,452	100,758
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,565,573)	(646,427)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(346,506)	(238,643)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**707,489**	**10,803**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	133,564	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	574,372	411,562
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	-447	0
27	(-) BANK FINANCING AMORTIZATION	0	-400,759
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(47,364)**	**(26,742)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(3,678)	(2,386)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(43,686)	(24,356)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(113,456)**	**(63,336)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(23,557)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(88,585)	(48,652)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(1,314)	(14,684)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.25	%	(0.27)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.59	%	(54.99)	%
3	NET INCOME TO TOTAL ASSETS (**)	2.70	%	(28.61)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	388.80	%	(284.16)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.62	times	2.70	times
7	NET SALES TO FIXED ASSETS (**)	17.94	times	19.60	times
8	INVENTORIES ROTATION (**)	4.88	times	5.60	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.49	%	6.99	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.44	%	58.34	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.47	times	1.40	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.44	%	95.76	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	167.70	%	162.44	%
15	OPERATING INCOME TO INTEREST PAID	(0.66)	times	0.65	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.40	times	4.64	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.59	times	1.65	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.36	times	0.56	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.92	times	0.99	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	19.43	%	38.63	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	1.35	%	0.83	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.46)	%	(6.92)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(20.03)	times	(11.88)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	107.18	%	(67.78)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(7.18)	%	167.78	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	78.08	%	76.82	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004

U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.59		$	(2.56)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	0.52		$	0.36	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.03		$	0.00	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	(0.02)		$	5.35	
8	CARRYING VALUE PER SHARE	$	5.48		$	4.63	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.95	times		0.95	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		8.81	times		(1.73)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 1 Year: 2004
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		2	1,269,996,489			1,269,996,489	486,170	
TOTAL			**1,269,996,489**	**0**	**0**	**1,269,996,489**	**486,170**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,269,996,489
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	117,334,941	4.11905	5.20000